Mail Stop 3561
								December 29, 2005



Mr. James M. Mullen
Chief Financial Officer
Jones Soda Co.
234 Ninth Avenue North
Seattle, Washington  98109


	Re:	Jones Soda Co
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 16, 2005, August 12, 2005 and November 9, 2005
		File No. 0-28820


Dear Mr. Mullen:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Auditors` Report, page F-2

1. We note that your accountants are registered with the Public Company Accounting Oversight Board. Please be advised that for reports issued or reissued on or after May 24, 2004, the accountants` report must refer to the "standards of the Public Company Accounting
Oversight Board (United States)." Please request your accountants to revise their report accordingly. Refer to PCAOB Auditing Standard No. 1.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-7

(e)  Inventory:

2. Please expand the disclosure to clarify your meaning of the term
"laid-down cost."

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3716
with any other questions.

								Sincerely,



								William Choi
								Branch Chief

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Mr. James M. Mullen
Jones Soda Co.
December 29, 2005
page 1